Exhibit 99.1

July 11, 2017

Mr. Marvin Rosen
Chairman of the Board
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

Dear Mr. Rosen:

Unterberg Capital LLC ("Unterberg") is the advisor to funds that have acquired beneficial ownership of 3,867,948 shares of Fusion Telecommunications International, Inc. (“Fusion” or the "Company") representing an interest of 17.26%. Our 17.26% equity stake should no longer be considered a vote of confidence in the Company's senior management or its Board of Directors. Unterberg acquired its current stake through private placements and a shelf takedown starting in December, 2013; our intent was to remain passive supporters of the Company’s management. However, we have learned that passivity can be costly. We believe that your record in management, acquisitions and corporate governance has not met the standards of a public company. It appears to us that the current Board of Directors represents the narrow interests of the management team, not the broader shareholder base, as required of fiduciaries by law. We have watched Fusion’s share price fall by 75% since December 31, 2013, as ownership has been diluted and managerial missteps have marred results.

Fusion’s acquisition-led growth strategy has been undermined, in our view, by poor execution on cross-selling products and cutting costs. This management failure has been exacerbated by the Company’s inability to raise equity capital, relying instead on expensive debt. Since 2012, Fusion has acquired seven companies for more than $120 million, mainly through borrowing. Based on management’s estimates at the time, these deals should have added nearly $110 million in revenue, from a starting base of $44.3 million, and, on that basis, the company should have reached more than an $150 million in revenue for fiscal 2017, even before the effect of organic growth and cross-selling. However, current analyst estimates imply just $140 million in revenue for this year (Exhibit 1). This figure shows that the top line synergies suggested by management commentary at the time of the acquisitions have not materialized, and that Fusion has underperformed the revenue implied by the acquisitions themselves.

445 Park Avenue, Room 901 • New York, New York 10022 • Tel. 212-745-1142 • Fax. 212-745-1143

Exhibit 1: Actual Revenue Lagging Implied Revenue Trajectory

Management has proven unable to retain revenue purchased through its acquisition spree, let alone build on it, over a five-year time horizon. We were also displeased to hear management express contentment in the last quarter after achieving only 2.5% organic growth, well short of management’s 5-7% organic growth target. Much of the Company’s M&A activity has been billed to investors as a building block to a product offering with substantial cross-selling opportunities. With several of the acquisitions having closed more than two years ago, we’d expect more progress toward that goal. Clearly, no such benefit has materialized.

Additionally, adjusted EBITDA has not increased by a magnitude commensurate with the ballooning debt balance (Exhibit 2). Fusion’s debt to adjusted EBITDA ratio has increased from just over 4x at the end of 2014 to over 11x at the end of 2016, reflecting the combined effect of lagging top line growth and post-acquisition cost cutting.

Exhibit 2: Increasing Leverage In Spite Of Scale

Over the last six years, adjusted EBITDA has only exceeded the implied target once (Exhibit 3). Adjusted EBITDA compared to the ramp suggested by management as a result of the Company’s various acquisitions calls into question the efficacy of acquisition integrations to date. At the time of the acquisitions, management had, in total, indicated over $29 million in adjusted EBITDA, yet FY17 estimates are only $15 million, about half of what management led shareholders to expect. The run rate implied by Q1 adjusted EBITDA of $3.3 million implies that even these already disappointing consensus estimates may prove overly optimistic, as management has said that most of the synergies on the most recent acquisition have already been realized.

Exhibit 3: EBITDA Lagging Implied Post Synergy Levels

Moreover, we believe that using adjusted EBITDA (disappointing as it is) as a barometer for the health of Fusion’s business is overly generous or altogether invalid; doing so does not reflect the impact of large interest charges, depreciation and amortization, and ‘one-time’ expenses, i.e. transactional charges, that Fusion pays or incurs. While some companies may emphasize adjusted EBITDA to filter out these non-operational metrics, Fusion’s acquisition led strategy and debt burdened balance sheet demand equal treatment of and consideration for these metrics. Consequently, while management has touted improving profitability vis-à-vis adjusted EBITDA growth, we note that operational results have actually deteriorated. Paying due attention to all factors that adjusted EBITDA obscures, we note that the current results are unsustainable. As debt has grown exponentially, the Company’s ability to service that debt has worsened. The quality and sustainability of earnings have not been a priority seriously addressed by management.

Importantly, the capital utilized to make such poorly integrated acquisitions has been extremely expensive and riddled with restrictive covenants. The East West loan handcuffs the Company in raising future capital to fund growth. Management has taken a haphazard “deal with it later” approach to acquisition financing, which we believe, shows a lack of foresight and leadership. Today, the Company appears to us to be unable to raise additional equity capital at a reasonable price, which, in our view, will lead to further diminishment of shareholder value.

We firmly believe that Fusion’s Board of Directors is not appropriately aligned with the interests of the Company’s shareholders, with the Board owning less than 4% of the Company (excluding the Chairman who owns 7%). The members of the 8-member Board have an average tenure of 11 years, with Board meetings largely held telephonically which, we believe, is not in investors’ interests. The appointments of these Board members seem to be appointments of convenience and personal relationships rather than an objective effort to attract individuals with the breadth and depth of experience and commitment to serve investors’ best interests. The Board has allowed the Company’s current CEO, Matt Rosen, son of Co-Founder and Chairman, Marvin Rosen, to go on an acquisition spree, leaving him unchecked as he takes a scattershot approach to capitalizing the Company and restructuring the balance sheet. To date, the Company has raised over $100 million in equity and debt capital with the great majority of investors now holding shares at a significant loss.

In our view, these factors have contributed to meaningful stock price underperformance against several comparable peers in the cloud communications space as well as similar M&A-driven growth companies in the public markets (Exhibit 4). Though we are concerned with relative underperformance, the destruction of shareholder value in Fusion specifically is our focus.

 Exhibit 4: Meaningful Underperformance Relative To Peers

We conclude that the Board of Directors is ineffective, management has done a poor job selecting and integrating acquisitions and the current balance sheet does not allow for future capital needs.

As our two funds are collectively the largest single equity holder in the Company, Unterberg can no longer sit idly by and permit the loss of our money. These issues have contributed to the Company’s precipitous share price decline, and until they are addressed we struggle to see a catalyst to reverse this trend.

We believe we can be instrumental in facilitating change. We will be presenting excellent candidates for director who can join the Board and assist in setting a strategic direction for the Company and enhance shareholder value. We anticipate that our designated Board members would press the Board to explore strategic alternatives as well as to retain the services of an investment bank to assist the Board in considering such matters (we would certainly encourage that effort).  Considering the Company’s disappointing financial and share price performance, and unaligned Board of Directors, it is time for decisive action and change at Fusion.

We are available to meet with you at your earliest convenience to discuss Board participation and the Company’s strategic direction.  We would prefer to act in concert with the Company, but we will not accept any undue delay in reaching a resolution of our concerns.
Sincerely,

Thomas I. Unterberg